June 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance, Office of Life Sciences
Alan Campbell

Re:

InspireMD, Inc. (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-238247

Filing Date of Last Amendment to the Registration Statement: June 1, 2020

Acceleration Request

Requested Date: Tuesday (today) June 2, 2020

Requested Time: 5:00 pm Eastern Daylight Time

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement be accelerated to the above-referenced Requested Time on the Requested Date set forth above, or as soon as possible thereafter.

A corresponding request for acceleration of effectiveness of the Registration Statement is being submitted today by the underwriter for the proposed offering (AGP/Alliance Global Partners), or by its counsel (Olshan Frome Wolosky LLP) via EDGAR, under separate cover.

Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, David S. Glatt of Meitar | Law Offices, counsel to the Company, via email to dglatt@meitar.com.

If you have any questions regarding the foregoing, please contact Mr. Glatt at 011-972-52-839-0171.

Sincerely,

/s/ Marvin Slosman
Marvin Slosman Chief Executive Officer

cc:	David S. Glatt, Adv., Meitar | Law Offices
Jonathan M. Nathan, Adv., Meitar | Law Offices

Dov T. Schwell, Esq., Schwell Wimpfheimer & Associates LLP
Ely Kronenberg, Esq., Schwell Wimpfheimer & Associates LLP

Spencer G. Feldman, Esq., Olshan Frome Wolosky LLP

June 2, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InspireMD, Inc.
Registration Statement on Form S-1, as amended
File No. 333-238247

Ladies and Gentlemen:

As representative of the underwriters of the proposed public offering of common stock of InspireMD, Inc. (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on Tuesday, June 2, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated June 1, 2020, through the time of effectiveness:

Preliminary Prospectus dated June 1, 2020:

300 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

A.G.P./Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director, Investment Banking